UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-10377
Commission File No. 333-93679

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN
(Exact name of registrant as specified in its charter)

1280 West Peachtree Street, NW
Atlanta, Georgia 30309
(770) 437-6800
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Plan Interests in the Interface, Inc. Savings and Investment Plan
(Title of each class of securities covered by this Form)

Interface, Inc. Common Stock, $0.10 Par Value Per Share*
(Title of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

•Effective October 3, 2022, the Interface, Inc. Savings and Investment Plan (the “Plan”) ceased offering shares of common stock, $0.10 par value per share (the “Common Stock”), of Interface, Inc. (the “Company”) as an investment option, and all shares of Common Stock held under the Plan were liquidated. As a result, plan interests are no longer offered or sold pursuant to the Plan, and Plan participants no longer hold such interests. On December 19, 2022, the Company filed Post-Effective Amendment No. 1 on Form S-8 with the Securities and Exchange Commission (the “SEC”) to deregister all shares of Common Stock and associated plan interests registered pursuant to the Company’s Registration Statements on Form S-8 (File Nos. 333-10377 and 333-93679) that remain unsold under the Plan as of such date. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K. Although the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act has terminated with respect to the Plan, the Company’s duty to file reports under Section 13(a) or 15(d) of the Exchange Act remains with respect to the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Interface, Inc. Savings and Investment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

Date: January 9, 2023

By: /s/ John G. Minano
Name: John G. Minano
Title: Chair
Administrative Committee of the Interface,
Inc. Savings and Investment Plan